Morgan, Lewis & Bockius

19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

April 30, 2025

Confidential

Ms. Aamira Chaudhry

Ms. Theresa Brillant

Ms. Irene Paik

Mr. David Gessert

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Dreamland Limited
Response to the Staff’s Comments on Registration Statement on Form F-1 Filed on March 17, 2025 File No. 333-286471

Dear Ms. Aamira Chaudhry, Ms. Theresa Brillant, Ms. Irene Paik, and Mr. David Gessert:

On behalf of our client, Dreamland Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 25, 2025 on the Company’s registration statement on Form F-1 filed on April 11, 2025 with the Commission. Concurrently with the submission of this letter, the Company is filing its amended registration statement on Form F-1 (the “Amended Registration Statement”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

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General

1.

We note your revisions to the resale prospectus alternate cover page in response to our prior comment 1. Please expand your disclosure to provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Additionally, provide appropriate cross-references to your discussion of recent regulatory developments in the PRC and risk factors related to doing business in Hong Kong. Please also discuss your status as a “controlled company” as defined under the Nasdaq Stock Market Rules and the impact it will have on shareholders.

In response to the Staff’s comment, the Company has the Company has revised the disclosure on pages 9, 34, 55 and the resale prospectus alternate cover page of the Amended Registration Statement.

The Company’s status as a “controlled company” as defined under the Nasdaq Stock Market Rules is discussed on the cover page, on pages 12-13, 47 and 111 and on the resale prospectus alternate cover page of the Amended Registration Statement.

2.	Please revise your signature page to identify and include the signatures of at least a majority of your board of directors. Please refer to Instruction 1 to Signatures on Form F-1.

In response to the Staff’s comment, the Company has the Company has revised the disclosure on page II-4 of the Amended Registration Statement.

Note 18. Shareholders Equity, page F-23

3.	You state that all shares and per share data for all periods presented have been retroactively presented as a result of issuances and reclassifications. Please tell us in further detail what issuances you are referring to and explain the nature of the reclassifications. Additionally, please explain why earnings per share amounts have been revised.

In response to the Staff’s comment, the Company is providing the following description of all shares and per share data for all periods presented that have been retroactively presented as a result of subsequent issuances and reclassifications:

a) The Company was incorporated in the Cayman Islands with limited liability on July 5,2024, and the initial 1 fully-paid share was transferred to Ms. Seto on the same date for cash at par. The initial authorized share capital of the Company is US$100,000 divided into 1,000,000,000 Shares of a par value of US$0.0001 each.

b) On August 19, 2024, Ms. Seto and Kilo Wonders (Ms. Yip’s nominee) subscribed for 19,059 and 940 Shares for cash at par.

c) On August 19, 2024, Ms. Seto, Kilo Wonders and Yield Rights further subscribed for 4,500,939, 234,059 and 245,000 Shares of the Company for cash at par. Following this step, the Company is held as to 4,519,999, 234,999 and 245,000 Shares by Ms. Seto, Kilo Wonders and Yield Rights respectively representing 90.4%, 4.7% and 4.9% of the issued share capital of the Company.

d) On July 25, 2024, Goal Success was incorporated in the BVI with limited liability. Goal Success is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00. On July 25, 2024, the Company subscribed for, and Goal Success allotted and issued to it 1 share for cash at par.

e) On March 6, 2025, Ms. Seto, Ms. Yip and the Company entered into an agreement whereby Ms. Seto and Ms. Yip transferred their entire shareholding interest in Trendic to the Company’s nominee, Goal Success. The consideration is settled by the Company allotting and issuing 1 Share to each of Ms. Seto and Kilo Wonders (Ms. Yip’s nominee), credited as fully paid and Goal Success allotting and issuing 1 share to the Company credited as fully paid.

f) On March 31, 2025, for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to (i) sub-divide each of the issued and unissued shares in its share capital of par value US$0.0001 each into 10 shares of par value US$0.00001 each, (ii) to re-classify and re-designate its authorised share capital into 10,000,000,000 shares with a par value of US$0.00001 each comprising of (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each and (iii) to adopt an amended and restated memorandum of association and articles of association reflecting such amended share capital and containing the rights, preferences and privileges attached to each class of shares. Concurrently, Ms. Seto, Prime Crest, Fuji Holdings, Kilo Wonders, Yield Rights and Allied Target surrendered 16,303,760, 1,045,660, 960,300, 1,002,980, 1,045,660 and 981,640 Class A Ordinary Shares to the Company, respectively.

g) On March 31, 2025, the Company allotted and issued 1,000,000 Class B Ordinary Shares to Ms. Seto for cash at par, and a resolution was passed on March 31, 2025, giving effect to the same.

The Company had determined all above shares authorization, issuance, split, and surrendered activities subsequent to the six months ended September 30, 2024, or the year ended March 31, 2024 and 2023, are part of the reorganization to become a public issuer in the United States. The reorganization of the Company to become public is a change to capital structure, hence the Company applied Securities Exchange Commission Staff Accounting Bulletins Topic 4 Equity Accounts C. Change In Capital Structure and retroactively presented as a result of issuances and reclassifications and no changes in the total equity value as of and for the six months ended September 30, 2024, and as of and for the year ended March 31, 2024 and 2023.

Exhibit 23.1, page 1

4.	Please revise your consent to refer to both dates of your dual dated audit report.

In response to the Staff’s comment, the auditor has revised the date of consent to refer both dates of the dual dated audit report.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Seto Wai Yue, Chief Executive Officer and Director, Dreamland Limited
W. David Mannheim, Nelson Mullins Riley & Scarborough LLP

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